SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. __ )*




                               VANSTAR CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    92208M108
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                                 (CUSIP Number)

                                 March 30, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:
         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 92208M108
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(1)  Names of Reporting Persons.  I.R.S. Identification Nos. Of Above Persons
     (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by Each    (5) Sole Voting
      Reporting Person                               Power:
                                               (6) Shared Voting
                                                     Power:          2,566,416*
                                               (7) Sole Dispositive
                                                     Power:
                                               (8) Shared Dispositive
                                                     Power:          2,566,416*
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,566,416*

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 5.9%
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(12)     Type of Reporting Person (See Instructions):  IN
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* 1,124,961 shares of the Issuer's common stock ("Shares") beneficially owned by the reporting persons are issuable to Reliant Trading upon conversion of preferred stock of the Issuer. The reporting persons have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,124,961 Shares by virtue of their position as members of Staro Asset Management, L.L.C., the managing partner of Reliant Trading. 1,441,455 Shares beneficially owned by the reporting persons are issuable to Shepherd Trading Limited upon conversion of preferred stock of the Issuer. The reporting persons have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,441,455 Shares by virtue of their position as the investment manager of Shepherd Trading Limited.

Item 1(a).  Name Of Issuer:  Vanstar Corporation


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Item 1(b).  Address of Issuer's Principal Executive Offices:  1100 Abernathy
Road, Building 500, Suite 1200, Atlanta, GA 30328

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Item 2(a).  Name of Person Filing:  Brian J. Stark and Michael A. Roth
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
1500 West Market Street, Mequon, WI 53092
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock
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Item 2(e).  CUSIP No.:  92208M108
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Item 3. If This  Statement Is Filed  Pursuant to ss.240.13d-1(b) or 240.13d-2(b)
or (c), check whether the Person Filing is a

          (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)   [   ]   An   Investment   Adviser   in   accordance   with   ss.
240.13d-1(b)(1)(ii) (E);

          (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

          If this statement is file pursuant to ss.240.13d-1(c), check this box [ X ].

Item 4.  Ownership

         (a)      Amount Beneficially Owned (as of March 30, 1998):

                  2,566,416

         (b)      Percent of Class (as of March 30, 1998):

                  5.9%

         (c)      Number of Shares as to which such person has:

                  (i)   sole power to vote or to direct the vote        --

                  (ii)  shared power to vote or to direct the vote    2,566,416
                                                                     ---------

                  (iii) sole power to dispose or to direct the disposition of --

                  (iv) shared power to dispose or to direct the disposition of 2,566,416


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                                 April 6, 1998
                                                    (Date)


                                                  /s/ Brian J. Stark
                                                      (Signature)


                                                 /s/ Michael A. Roth
                                                      (Signature)



                                                     Brian J. Stark
                                                      (Name/Title)


                                                     Michael A. Roth
                                                       (Name/Title)


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                               Dated April 6, 1998

          The undersigned hereby agree that the Schedule 13G with respect to Vanstar Corporation dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                                        /s/Brian J. Stark
                                                           Brian J. Stark


                                                        /s/Michael A. Roth
                                                           Michael A. Roth